FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 4 May 2021

Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-251220) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

NatWest Group plc

4 May 2021

NatWest Group plc (“NatWest Group”) announced on 12 November 2020 that it proposed to simplify the way it conducts business in Northern Ireland by transferring the major part of the banking business of Ulster Bank Limited (“Ulster Bank”), a legal entity incorporated and operating in Northern Ireland, to National Westminster Bank Plc (“NatWest Bank”) under a banking business transfer scheme pursuant to Part VII of the Financial Services and Markets Act 2000 (the “Scheme"). NatWest Group is pleased to announce that the Scheme was effected on 3 May 2021.

Note: Ulster Bank Limited which operates in Northern Ireland is a separate and distinct legal entity from Ulster Bank Ireland Designated Activity Company which is incorporated in and provides banking services to individuals, companies and institutions in the Republic of Ireland.

For Further Information contact:

NatWest Group Investor Relations

Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations

+44(0)131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATWEST GROUP plc (Registrant)

Date:	May 4, 2021	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary